Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Progress Software Corporation of our report dated January 9, 2025 relating to the abbreviated financial statements of the ShareFile Business, a business of Cloud Software Group Holdings, Inc., which comprise the statement of assets acquired and liabilities assumed as of September 1, 2024 and the related statement of revenues and direct expenses for the nine months ended September 1, 2024 appearing in the Current Report on Form 8-K/A of Progress Software Corporation filed with the SEC on January 10, 2025, which amended the Current Report on Form 8-K filed with the SEC on October 31, 2024. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ Deloitte & Touche LLP

San Jose, California

March 31, 2025